Exhibit 99.2

SCAILEX CORPORATION LTD.

FINANCIAL STATEMENTS
AS OF MARCH 31, 2008

SCAILEX CORPORATION LTD.

FINANCIAL STATEMENTS
AS OF MARCH 31, 2008

SCAILEX CORPORATION LTD.
CONSOLIDATED BALANCE SHEETS

	March 31		December 31
	2008	2007	2007
	NIS in thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	214,636	471,256		428,291
Available-for-sale financial assets	989,978	732,760		1,186,148
Securities held-to-maturity	-	89,025		8,043
Other receivables	11,947	7,147		12,173
Current assets of discontinued operations	36,617	96,852		45,551

	1,253,178	1,397,040		1,680,206

INVESTMENTS AND OTHER NON-CURRENT ASSETS:
Available-for-sale financial assets	-	1,678		-
Securities held-to-maturity	29,344	54,148		35,032

	29,344	55,826		35,032

FIXED ASSETS	2,629	295		2,679

TOTAL ASSETS	1,285,151	1,453,161		1,717,917

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Creditors and accruals	5,066	4,101		5,611
Income taxes payable	3,321	4,309	*	3,760
Current liabilities related to discontinued operation	45,220	71,815	*	57,216

	53,607	80,225		66,587

LONG-TERM LIABILITIES
Liability for employee rights upon retirement, net	189	79		200
Deferred income taxes	-	-		34,345
Capital note from minority shareholders in a subsidiary	-	223,240		222,798

	189	223,319		257,343

SHAREHOLDERS' EQUITY	1,231,355	1,149,617		1,393,987

	1,285,151	1,453,161		1,717,917

* Reclassified

By: /s/ Shachar Rachim	By: /s/ Yahel Shachar	By: /s/ Eran Schwartz

Shachar Rachim	Yahel Shachar	Eran Schwartz
CFO	CEO	Chairman of the board of directors

Date of approval for the financial statements by the board of the directors: May 19, 2008

The accompanying notes are an integral part of the financial statements

SCAILEX CORPORATION LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Period ended March 31		Year ended December 31
	2008	2007	2007
	NIS in Thousands

INCOME
FINANCIAL INCOME	4,158	15,280	39,115
OTHER INCOME	23,003	76	43,759

	27,161	15,356	82,874

EXPENSES
GENERAL AND ADMINISTRATIVE EXPENSES	(3,455)	(2,786)	(14,552)
FINANCIAL EXPENSES	(670)	(714)	(28,208)

INCOME BEFORE TAXES ON INCOME	23,036	11,856	40,114
TAXES ON INCOME	959	507	-

NET INCOME FROM CONTINUING OPERATIONS	22,077	11,349	40,114
NET INCOME FROM DISCONTINUED OPERATIONS	11,907	4,221	5,503

NET INCOME FOR THE PERIOD	33,984	15,570	45,617

Related net income (loss) for the period:
Company shareholders	31,117	14,633	61,523
Minority shareholders	2,867	937	(15,906)

T o t a l	33,984	15,570	45,617

EARNINGS PER ORDINARY SHARE FOR THE COMPANY SHAREHOLDERS (NIS)

BASIC:
Continuing operations	0.6	0.3	1.5
Discontinued operation	0.2	0.1	0.1

Basic earnings per share	0.8	0.4	1.6

Average number of shares (in thousands)	38,178	38,122	38,164

DILUTED:
Continuing operations	0.6	0.3	1.5
Discontinued operation	0.2	0.1	0.1

Diluted earning per share	0.8	0.4	1.6

Average number of shares (in thousands)	38,209	38,182	38,207

The accompanying notes are an integral part of these financial statements

SCAILEX CORPORATION LTD.
CONDOLIDATED STEATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital		Capital surplus	Treasury shares	Currency translation	Accumulated other comprehensive income (loss)	Retained earning	Total	Minority interest	Total share Holders Equity
	Shares	Sum
	T h o u s a n d s N I S

BALANCE AT JANUARY 1, 2007	38,066,363	26,731	1,210,918	(139,148)	(62,086)	(2,882)	170,876	1,204,409	52,668	1,257,077

Changes during 2007:
Income for the period	-	-	-	-	-	-	61,523	61,523	(15,906)	45,617
Other comprehensive income (loss), net:
Available-for-sale securities	-	-	-	-	-	175,227	-	175,227	43,498	218,725
Realized losses from available-for-sale securities	-	-	-	-	-	904	-	904	-	904
Currency translation	-	-	-	-	(112,724)	-	-	(112,724)	(5,817)	(118,541)

Total comprehensive Income								63,407	37,681	101,088
Benefit component in respect of capital note in susidiary	-	-	-	-	-	-	-	-	12,690	12,690
Amortization of deferred stock compensation related to
options granted to employees	-	-	18	-	-	-	-	18	-	18
Exercise of options to ordinary shares	112,000	17	1,724	-	-	-	-	1,741	-	1,741
Dividend distributed to the minority	-	-	-	-	-	-	-	-	(24,244)	(24,244)

BALANCE AT DECEMBER 31 2007	38,178,363	26,748	1,212,660	(139,148)	(174,810)	173,249	232,399	1,331,098	62,889	1,393,987

Changes during the period ended March 31 2008:
Income (loss) for the period	-	-	-	-	-	-	31,117	31,117	2,867	33,984
Other comprehensive income (loss), net
Losses from available-for-sale securities	-	-	-	-	-	(67,411)	-	(67,411)	(2,968)	(70,379)
Edging of cash flows	-	-	-	-	-	-	-	-	(19,812)	(19,812)
Currency translation	-	-	-	-	(101,246)	-	-	(101,246)	(5,179)	(106,425)

Total comprehensive Income (loss)								(168,657)	(27,959)	(196,616)
Purchasing of shares in subsidiary	-	-	11,332	-	-	-	-	11,332	(11,332)	-

BALANCE AT MARCH 31, 2008	38,178,363	26,748	1,223,992	(139,148)	(267,056)	105,838	263,516	1,204,890	26,465	1,231,355

The accompanying notes are an integral part of the financial statements

SCAILEX CORPORATION LTD.
CONDOLIDATED STEATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital		Capital surplus	Treasury shares	Currency translation	Accumulated other comprehensive income (loss)	Retained earning	Total	Minority interest	Total share Holders Equity
	Shares	Sum
	T h o u s a n d s N I S

BALANCE AT JANUARY 1, 2007	38,066,363	26,731	1,210,918	(139,148)	(62,086)	(2,882)	170,876	1,204,409	52,668	1,257,077

Changes during the period ended March 31 2007:
Net income for the period							14,633	14,633	937	15,570
Other comprehensive loss:
Available-for-sale securities						(63,289)		(63,289)	(16,175)	(79,464)
Currency translation					(20,559)			(20,559)	(522)	(21,081)

Total comprehensive loss								(83,848)	(16,697)	(100,545)
Exercise of options to ordinary shares	112,000	17	1,724					1,741		1,741
Dividend distributed to the minority									(24,244)	(24,244)
Amortization of deferred stock compensation
related to options granted to employees			18					18		18

BALANCE AT MARCH 31, 2007	38,178,363	26,748	1,212,660	(139,148)	(82,645)	(66,171)	185,509	1,136,953	12,664	1,149,617

The accompanying notes are an integral part of the financial statements

SCAILEX CORPORATION LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Period ended March 31		Year Ended December 31
	2008	2007	2007
	N I S i n t h o u s a n d s

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	33,984	15,570	45,617
Adjustments to reconcile net income from
continuing operations to net cash provided by
operating activities (A)	(39,954)	(24,033)	(62,604)
Interest received	3,946	15,276	33,621
Dividends received from investments in available-for-sale
financial assets	-	-	45,308
Net cash provided by discontinued operation	10,329	7,242	13,043

Net cash provided by operating activities	8,305	14,055	74,985

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of available-for-sale securities	-	(807,742)	(1,013,566)
Proceeds from sale of available-for-sale securities	3,500	59,613	137,515
Proceeds from held-to-maturity securities	10,797	33,888	58,054
Purchase of fixed assets	(251)	(253)	(2,840)
Investment in funds in respect of employee rights upon
retirement	(127)	(42)	(206)
Investment in a subsidiary	(200,429)	(959)	-
Net cash used in investing activities from
discontinued operations	-	-	(959)

Net cash used in investing activities	(186,510)	(715,495)	(822,002)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of options to ordinary shares	-	1,741	1,741
Loans/capital note received by a subsidiary	-	227,457	434,375
Repayment of loans by a subsidiary	-	-	(204,077)
Net cash used in discontinued operation	-	(22,550)	(26,287)

Net cash provided financing activities	-	206,648	205,752

Currency translation in respect of cash and cash equivalents	(35,450)	(13,268)	(49,923)

Net decrease in cash and cash equivalents	(213,655)	(508,060)	(591,188)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	428,291	979,316	1,019,479

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	214,636	471,256	428,291

SCAILEX CORPORATION LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Period ended March 31		Year Ended December 31
	2008	2007	2007
	NIS in thousands

(A) ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:
Non cash income and expenses:
Net income from discontinued operations	(11,907)	(4,221)	(5,503)
Financial income included in the P&L	(3,953)	(17,005)	(32,592)
Interest and exchange rate differences in respect of
shareholders loans/capital note in a subsidiary	643	-	26,263
Depreciation	91	4	63
Deferred stock compensation related to
options granted to employees	-	18	18
Adjustments to reconcile of employee rights upon
retirement	131	21	338
Income from dividend received from investment in
available-for-sale financial asset	-	-	(43,118)
Income from distribution upon liquidation of investments
in available-for-sale financial assets	-	-	(548)
Income from purchasing the minority share in a subsidiary	(23,003)	-	-
Loss (gain) from sale of available-for-sale
securities and financial income from held-to-maturity
securities	(313)	1,725	1,650

	(38,311)	(19,458)	(53,429)

Changes in operating asset and liability items:
Increase in other receivable	(727)	(4,184)	(10,085)
Increase (decrease) in accounts payable and accruals	(916)	(391)	910

	(1,643)	(4,575)	(9,175)

	(39,954)	(24,033)	(62,604)

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(UNAUDITED)

Note 1 – General:

A	Continuing activities

Scailex Corporation Ltd. (hereinafter – The Company) is a public company that is incorporated in Israel and whose shares are registered for trade in the Tel Aviv Stock Exchange and are quoted in the OTC Bulletin Board in the United States. The Company’s offices are located in Herzliya Pituach.

The Company is controlled by “Israel Petrochemicals Enterprise Ltd.”, which holds 50.06% from the company’s outstanding shares.

As from August 2006, the Company operates in one business sector – the management of the Company’s assets and the identification of investments.

B	Discontinued activities

In the past the Company operated, on its own and through its subsidiaries (hereinafter –“The group”), in three business segments, which have been sold over the course of the last three years. In accordance with International Accounting Standard number 5 “Non-current Assets Held for Sale and Discontinued Operations”, the assets and the liabilities of the aforementioned three segments have been classified separately in the consolidated balance sheets, and the results of their operations and their cash flows have also been classified separately within the framework of the statements of operations and the statements of cash flows (including the comparative figures), as those deriving from discontinued activities.

Note 2 – Summary of significant accounting policies:

A	These financial statements were prepared based on the international financial reporting standards and the clarifications of the International Financial Reporting Interpretations Committee (IFRIC) (hereafter collectively – the IFRS Standards), that were issued and came into effect (including International Financial Reporting Standard no. 8 –“Operating Segments” that was issued and which permits early adoption as of the preparation of the financial statements), and while taking into consideration IFRS 1 – “First-time Adoption” of IFRS and pursuant to the reporting provisions in IFRS 34 – “Interim Financial Reporting” and in accordance with the Securities Regulations – Immediate and Periodical Reports 5730-1970 .

These financial statements should be reviewed together with the Company’s consolidated financial statements as of December 31, 2007 and for the year then ended, together with accompanying notes.

B	The principle accounting policies applied in the preparation of these interim financial statements are consistent with those applied in the Company’s audited financial statements for the year ended December 31, 2007.

C	In transaction with the minority shareholders for purchasing additional stake in consolidated company after reaching the control, the surplus of the purchase price over the book value of the minority interest at the time of the purchase, is attributed to the shareholders equity.

D	The Company is implementing hedge accounting of cash-flow in respect of the erosion of the capital note which has been issued to the minority shareholders of its subsidiary in its Dollar financial statements. The capital note is in NIS, unlinked and doesn’t carry any interest. The hedging is against financial asset available for sale which is revalued to the shareholders’ equity.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are deferred in equity as “cash-flow hedging adjustments”.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(UNAUDITED)

Note 2 – Summary of significant accounting policies (continued):

The gain or loss relating to the ineffective portion is recognized immediately in the profit or loss statement.

Hedge accounting is discontinued when the Group revokes the hedging relationship, the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting.

E	New financial reporting standards and clarifications published.

1.	IFRIC 11, IFRS 2 – Group and treasury share transactions

This Interpretation determines how to implement IFRS2 regarding some share-based payment arrangements that involve equity instruments of the entity, and share-based payment arrangements that involve two or more entities within the same group. The interpretation determines that the transactions should be accounted for as cash-settled share-based payment transaction or equity-settled share-based payment transaction. The interpretation is effective for annual reporting periods beginning on or after 1 January 2008.

The implementation of the interpretation had no impact on the reported results or financial position of the company.

2.	Amendments to IFRS 2 Share-based Payment: Vesting Conditions and Cancellations

The amendment determines which vesting conditions an entity shall take into account in the estimate of the fair value of the equity instruments granted. The amendment also determines treatment of non vesting conditions and cancellations. The amendment is effective for annual reporting periods beginning on or after 1 January 2009. Entities can elect to adopt the amendment in advance of their effective dates.

At this stage, the company cannot evaluate the amendment’s impact on the reported results and financial position.

3.	Amendments to IAS 32 Financial Instruments: presentation and IAS 1 Presentation of Financial Statements

The amendment changes the definitions of financial liability, financial asset and equity instrument. It determines that financial instruments that can be realised by their holder will be classified as equity instruments.

The amendment is effective for annual reporting periods beginning on or after 1 January 2009. Entities can elect to adopt the amendment in advance of their effective dates.

At this stage, the company cannot evaluate the amendment’s impact on the reported results and financial position.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(UNAUDITED)

Note 3 – Investments:

Following are the main changes that occurred during the period of the report:

A	On March 26, 2008, the Company purchased Linura’s entire stake in Petroleum Capital Holdings Ltd. (“PCH”), a subsidiary of the Company (19.9%) for the consideration of a total of USD 57.2 million, and received by way of assignment the capital note that PCH had issued to Linura. The consideration was paid in a single payment. Upon consummation of the acquisition of Linura’s PCH shares, PCH became a wholly owned subsidiary of the Company, and the PCH shareholders’ agreement was nullified. The Company holds 15.76% of the share capital of Oil Refineries Ltd (“ORL”) through PCH.

As a result of the consummation of the said purchase, the Company generated a capital gain at the sum of about NIS 23 million during the first quarter of 2008. Furthermore, the capital reserves increased by some NIS 11.3 million, which increased that portion of the equity attributable to the Company’s shareholders.

B	On February 21, 2008, the Company received the Government Companies Authority’s response on the matter of receipt of the ORL Control Permit, pursuant whereto the apparent position was presented to the State Attorney General of recommending that the Prime Minister and the Minister of Finance reject PCH’s application to receive the ORL Control Permit. Further to the communications that PCH has been conducting with the Competent Authority, on May 19, 2008, PCH forwarded an outline for a transaction that it received from Modgal to the Competent Authority for its examination The outline is for a transaction in relation to which negotiations are currently being conducted on the basis of agreements in principle formulated between the controlling shareholders of Modgal and the Alder Group regarding the contracting of a binding agreement, the outcome of which, if carried out, will be that the Alder Group shall cease to be an indirect shareholder of PCH (subject to put/call options, which, if exercised, will vest the Alder Group directly with up to 14.75% of IPE’s issued share capital), and the Alder Group shall also cease to be a creditor of PCH’s controlling shareholders.

For additional particulars, see clause 5.1 of the Directors’ Report to the Shareholders.

The investment in ORL is presented as an asset available for sale, similarly to the way it is presented in the Company’s Financial Statements as at December 31, 2007.

Note 4 – Undertakings and engagements:

Pursuant to the agreement from 2005 for the sale of the majority of the assets and operations of Scailex Vision (Tel Aviv) Ltd. (“Scailex Vision”) to HP, USD 23 million (“the Sum in Escrow”) was deposited with a trustee to secure HP’s indemnification rights. On May 5, 2008, a settlement agreement was signed between Scailex Vision and HP, which concludes the reciprocal claims between the parties in relation to the Sum in Escrow.

Within the scope of the settlement agreement, HP and Scailex Vision agreed that, out of the total balance of the funds remaining in escrow, the sum of about USD 7.8 million is being released to Scailex Vision, the sum of about USD 7.4 million is being released to HP, while the balance, at the sum of about USD 0.6 million, is to remain in escrow to secure a particular claim in respect whereof HP is entitled to indemnification.

It was further agreed that Scailex Vision shall be entitled to receive additional sums from HP in the event that HP shall win the appeal that it filed against the tax authority in Mexico on the matter of tax assessments. Scailex Vision shall be entitled to receive 75% of any payment that HP receives in relation to that appeal, subject to the stipulation that the sum that HP shall transfer to the Company shall not exceed about USD 3.9 million (plus interest). Scailex Vision undertook to assume half of the litigation expenses in respect of the said appeal; it has no material exposure in respect of these expenses.

As a result of the settlement agreement, the provisions relating to HP’s claims were updated, and Scailex Vision generated a profit of some USD 2.4 million; the Company’s share of this profit is about USD 1.7 million.

SCAILEX CORPORATION LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008
(UNAUDITED)

Note 5 – Subsequent events:

A	On April 10, 2008, after the Company’s Audit Committee and Board of Directors gave its approval, and subject to the approval of the Company’s General Assembly, which is to convene on May 29, 2008, the Company engaged in an agreement with Petrochemicals for the sale of all of PCH’s issued share capital.

In consideration for the purchase of the PCH shares, the capital notes issued by PCH in respect of funds that its shareholders had injected into PCH, the assignment of the Company’s rights pursuant to a rental agreement under which it rents its offices in Herzliya, as well as the rights of the Company and PCH pursuant to a Letter of Undertaking from the Israel Corporation Ltd. dated May 10, 2007, Petrochemicals shall pay a total of NIS 1,144.2 million to the Company.

In addition, on April 10, 2008, Petrochemicals engaged in an agreement with Suny Electronics Ltd. (“Suny”) for the sale of Petrochemical’s entire stake in the Company, constituting 50.06% of the Company’s issued share capital at this time, to Suny, so that Petrochemicals shall cease to be a shareholder of the Company, while Suny shall become the Company’s controlling shareholder. Within the scope of this agreement, Suny undertook, inter alia, to cause the Company to purchase officeholders’ liability insurance, as is customary for officeholders and directors holding office in the Company and in its subsidiaries on the signing date of this agreement, for six to seven years, to the extent possible as of the execution date of this agreement, for an inclusive sum of insurance per event and for the period of USD 30 million, and for an inclusive premium that is not to exceed NIS 2.5 million for the entire said period.

The consummation of the said PCH sale agreement and the consummation of the said Suny agreement are to be executed simultaneously, with the execution of each agreement interdependent upon the execution of the other. For additional particulars, see clauses 12.2 and 12.3 of the Directors’ Report to the Shareholders.

B	On April 10, 2008, the Company Board of Directors approved the distribution of a cash dividend at the sum of NIS 150,040,967, after determining that the distribution meets the legal tests for a distribution, in conformance with the Companies Act, 5759 – 1999; the dividend is to be distributed in cash to the Company’s shareholders on May 22, 2008.

C	On April 18, 2008, after approval thereof was given by the Board of Directors of Scailex Vision, a subsidiary of the Company (78.6%), the General Assembly of Shareholders of Scailex Vision approved the distribution of a dividend to its shareholders at the inclusive sum of USD 25 million, but not more than the sum of NIS 92.5 million on the date of the distribution.

Scailex Vision applied to the Court for the purpose of receiving approval for payment of the distribution. The final sum of the dividend for distribution shall be determined upon receipt of the Court’s approval.

D	In May 2008, Scailex Vision and one of its wholly owned subsidiaries signed tax assessment agreements for the years 2006-2007. Following the closure of the assessments, Scailex Vision updated the tax provisions in its books, and, as a result, recorded a profit of some NIS 5 million, which was allocated to discontinued operations, as well as a tax expense at the sum of about NIS 1 million, which was allocated to current operations.